Exhibit 99.1
press release

ArcelorMittal announces that it is unable to safely and sustainably restart operations at ArcelorMittal Kryvyi Rih following multiple recent missile strikes

25 September, 08:30 CET

Further to the statements issued on 17 August (https://corporate.arcelormittal.com/media/news/regulatory-news/arcelormittal-statement-regarding-missile-strike-on-its-ukraine-plant) and 14 September (https://corporate.arcelormittal.com/media/news/regulatory-news/statement-regarding-missile-strike-on-arcelormittal-kryvyi-rih) following missile strikes on ArcelorMittal Kryvyi Rih, ArcelorMittal (‘the Company’) has with deep regret advised the Government of Ukraine that it is unable to restart operations at its Ukrainian subsidiary in a safe and sustainable manner.

Over the past five weeks, ArcelorMittal Kryvyi Rih has been targeted by four missile strikes, resulting in fatalities, injuries and extensive damage to production facilities. The most recent attack occurred on 21 September. In total the four attacks claimed five lives and injured 17 employees, one of whom remains in a critical condition.

Commenting, Mauro Longobardo, ArcelorMittal Kryvyi Rih CEO, said:
"It is with deep regret that we have concluded that we are no longer able to safely operate ArcelorMittal Kryvyi Rih. Since the war started, our people in Ukraine have worked tirelessly to keep the mines and plant operating. They have been the embodiment of bravery, in circumstances most of us cannot begin to imagine. We are discussing the future of the plant with the Government of Ukraine and will focus on preserving the infrastructure, so when peace finally returns, options for restarting production remain available.”

Since the start of the war in February 2022, ArcelorMittal’s priority has been the safety and economic security of its Ukrainian employees. Employees from across ArcelorMittal rallied to support their Ukrainian colleagues and a range of measures were introduced locally to support employees and their families. The strength and resilience shown by ArcelorMittal Kryvyi Rih’s workforce throughout the conflict has been extraordinary.

ArcelorMittal has also provided financial support to ensure continuity of operations at ArcelorMittal Kryvyi Rih, providing over US$700 million to ArcelorMittal Kryvyi Rih.

ArcelorMittal expects to record a non-cash impairment charge of approximately US$1 billion, principally reflecting the impairment of property, plant and equipment at ArcelorMittal Kryvyi Rih.

ENDS

About ArcelorMittal
 ArcelorMittal is one of the world’s leading integrated steel and mining companies with a presence in 60 countries and primary steelmaking operations in 14 countries. It is the largest steel producer in Europe, among the largest in the Americas, and has a growing presence in Asia through its joint venture AM/NS India. ArcelorMittal sells its products to a diverse range of customers including the automotive, engineering, construction and machinery industries, and in 2025 generated revenues of $61.4 billion, produced 55.6 million metric tonnes of crude steel and 48.8 million tonnes of iron ore. Our purpose is to produce smarter steels for people and planet. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for the renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

http://corporate.arcelormittal.com/

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